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                        RAPTOR NETWORKS TECHNOLOGY, INC.
                          1241 E. DYER ROAD, SUITE 150
                           SANTA ANA, CALIFORNIA 92705
                            TELEPHONE (949) 623-9300

                                 July 11, 2007

VIA EDGAR CORRESPONDENCE

Mark Kronforst
Accounting Branch Chief
U. S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

      RE:    RAPTOR NETWORKS TECHNOLOGY, INC.
             FORM 8-K FILED JULY 9, 2007
             FILE NO. 0-51443

Dear Mr. Kronforst:

      This letter responds to the comments of your letter dated July 10, 2007 relating to the above-referenced Form 8-K filed by Raptor Networks Technology, Inc. (the "Company"), which comments and corresponding responses are set forth below.

Form 8-K Filed July 9, 2007
---------------------------

General
-------

1. PLEASE AMEND YOUR DISCLOSURE TO STATE WHETHER THE FORMER ACCOUNTANT RESIGNED, DECLINED TO STAND FOR RE-ELECTION OR WAS DISMISSED, AS REQUIRED BY ITEM 304(A)(1)(I) OF REGULATION S-B. IT IS NOT SUFFICIENT TO STATE THAT YOU WERE "TERMINATING" THE AUDIT RELATIONSHIP.

      The Company has filed an amended Form 8-K to indicate that the Company dismissed the former accountant.


2 TO THE EXTENT THAT YOU REVISE THE FORM 8-K TO COMPLY WITH OUR COMMENTS, PLEASE OBTAIN AND FILE AN UPDATED EXHIBIT 16 LETTER FROM THE FORMER ACCOUNTANT STATING WHETHER THE ACCOUNTANT AGREES WITH THE STATEMENTS MADE IN THE REVISED FILING.

      An updated Exhibit 16 letter from the former accountant is attached to the amended Form 8-K.


      As requested in your letter of July 10, 2007, the Company acknowledges that:

  o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      We trust that the foregoing is responsive to your comments in your letter of July 10, 2007. If you have any questions, please call me at (949) 623-9305 or the Company's corporate counsel, Garett M. Sleichter, at (714) 641-3495.

                                                   Respectfully submitted,

                                                   /s/ BOB VAN LEYEN

                                                   Bob van Leyen,
                                                   Chief Financial Officer and
                                                   Secretary